Exhibit 1

Interim Report First quarter 2017

Ahold Delhaize reports higher margins with strong synergy delivery and resilient sales

•	Net sales increased by 65.1% to €15.9 billion (up 61.4% at constant exchange rates)

•	Net income increased by 72.8% to €356 million (up 68.2% at constant exchange rates)

•	Pro forma Q1 net sales increased by 2.9% to €15.8 billion (up 0.6% at constant exchange rates)

•	Pro forma underlying operating income increased by €45 million to €604 million, up 8.1%

•	Pro forma Q1 underlying operating margin increased to 3.8%, compared to 3.6% in Q1 2016

•	Strong free cash flow of €197 million, with increased capital expenditure compared to Q1 2016

•	Integration on track, with net synergies of €56 million delivered in the first quarter

Zaandam, the Netherlands, May 10, 2017 - Ahold Delhaize, a leader in supermarkets and eCommerce with market-leading local brands in 11 countries, published solid first quarter results for 2017 today, including an improved pro forma underlying operating margin for the Group.

Dick Boer, CEO of Ahold Delhaize, said: “We are pleased to report a resilient first quarter performance with an increase in margins for the Group despite the ongoing deflationary environment in the United States. We continue to make significant progress on the implementation of our Better Together strategy, investing in our customer proposition, while improving margins.

“Ten months after the merger of Ahold and Delhaize, we are fully on track with the integration and we are delivering on our synergy targets. We are driving forward our integration programs and continue to focus on sharing best practices across and within regions, as we aim to further strengthen our great local brands to ensure they remain customer-focused, close to their communities and positioned to win in their markets.

“In the United States, although sales were impacted by continuing price deflation, adverse weather and the timing of Easter, we were able to offset the impact on margins due to the delivery of strong synergy savings in the quarter. Although deflationary pressure was in line with previous quarters, it improved towards the end of the first quarter and we expect sales performance to improve in the second quarter and to operate in a slightly inflationary environment in the second half of the year.

“The Netherlands again reported strong performance. Albert Heijn continued to improve and renew its product range, both in supermarkets and online. Bol.com grew its share of Plaza sales, now offering more than 15 million products, and increased its customer base in Belgium.

“In Belgium, sales performance was stable compared to the previous quarter, and underlying operating margin was broadly in line with last year. Sales growth in Central and Southeastern Europe was driven by Romania and Serbia, with stable margins for the region, supported by margin improvements in the Czech Republic and Serbia.

“We are encouraged by the positive development of the combined free cash flow for the Group despite higher capital expenditure. This allows us to continue investing in key channels and businesses, while returning excess liquidity to our shareholders.

“For the full year, we reiterate our target of realizing €220 million net synergies, including €56 million realized year to date and expect that the full year 2017 underlying operating margin for the Group will increase compared to 2016.”

Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.aholddelhaize.com	Social Media Twitter: @AholdDelhaizeNews Youtube: @CommunicationsAholdDelhaize LinkedIn: @AholdDelhaize	Page 1/31

Management report	Interim report, First quarter 2017

Group performance

Group performance on an IFRS basis

€ million, except per share data	Q1 2017	Q1 2016[1]	% change	% change constant rates

Net sales	15,870	9,610	65.1%	61.4%

Operating income	569	336	69.3%	65.6%

Income from continuing operations	356	206	72.8%	68.4%

Net income	356	206	72.8%	68.2%

Basic earnings per share from continuing operations	0.28	0.25	12.0%	8.9%

Free cash flow[2]	197	235	(16.2)%	(16.5)%

1.	Represents the pre-merger results of Ahold. Results from former Delhaize segments are included as of July 24, 2016.
2.	Free cash flow is a non-GAAP measure. For a description of non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

Group performance on a pro forma basis

€ million, except per share data	Pro forma Q1 2017	Pro forma Q1 2016	% change	% change constant rates

Net sales	15,766	15,324	2.9%	0.6%

Operating income	553	494	11.9%	9.2%

Income from continuing operations	347	308	12.7%	9.6%

Basic earnings per share from continuing operations[1]	0.27	0.24	12.5%	8.0%

Underlying EBITDA	1,058	995	6.3%	3.7%

Underlying EBITDA margin	6.7%	6.5%

Underlying operating income	604	559	8.1%	5.5%

Underlying operating margin	3.8%	3.6%

Underlying earnings per share from continuing operations[1]	0.30	0.28	7.1%	7.1%

1.	For more information on the (underlying) earnings per share from continuing operations, refer to table on page 28.

Basis of preparation - Management report

This report includes information presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union and information presented on a pro forma basis (“pro forma information”).

In 2017, the reporting calendars of Ahold and Delhaize have been aligned and Ahold Delhaize now uses a 4/4/5-week calendar, resulting in four 13-week quarters. The 2016 quarterly information included in this report has been compiled using the new 13-week quarters to align the historical 2016 quarterly results with the 4/4/5-week pattern and to provide a revised comparative basis for assessing the Company’s performance.

See Note 2 of the interim financial statements for more information on the basis of presentation of the IFRS information. For more information on the basis of presentation of the pro forma information, refer to the pro forma information as published on April 13, 2017 (“Pro forma booklet”).

Pro forma information

The pro forma information in this report is presented to give effect to the merger of Ahold and Delhaize as if it had occurred on the first day of Ahold’s 2015 financial year, using the fair values established as of July 23, 2016 (the merger date), as the basis for the purchase price allocation effects. The pro forma information is not intended to revise past performance, but instead to provide a comparative basis for

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Management report	Interim report, First quarter 2017

the assessment of current performance. The pro forma information represents a hypothetical situation and does not purport to represent what Ahold Delhaize’s actual result of operations would have been, should the merger with Delhaize actually have occurred at the beginning of Ahold’s 2015 financial year, nor are they necessarily indicative of future results of Ahold Delhaize.

The reconciliation of the Q1 2017 IFRS numbers to the Q1 2017 pro forma numbers is included in the section Pro forma financial information, commencing on page 28 of this press release. The reconciliation of IFRS numbers to pro forma numbers for Q1 2016 is included in the Pro forma booklet.

Synergy savings

Ahold Delhaize remains committed to delivering net synergies of €500 million in 2019, incremental to underlying operating income, resulting from the integration of the two companies. We expect synergy savings to be delivered on top of the continued “save for our customers” programs in the brands.

In Europe and the United States, most discussions with A-brand suppliers have now been finalized on terms consistent with our synergy targets. In the United States, discussions with suppliers of non-branded products are ongoing and progressing according to plan, while in Europe these discussions have also commenced. Not For Resale expenditure savings are occurring in line with our expectations.

Integration of the two corporate head offices into one Global Support Office resulted in synergy savings of €6 million this quarter. Good progress was made through the creation of Retail Business Services, which will enable the combination of back office and support functions available to all brands in the United States.

In 2017, the following net synergy savings have been delivered:

€ million	Q1 2017
United States	35

Europe	15

Global Support Office	6

Ahold Delhaize Group	56

Pro forma operating income in the first quarter included €42 million of integration costs.

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Management report	Interim report, First quarter 2017

Performance by segment

Ahold USA

€ million	Q1 2017	Q1 2016	% change	% change constant rates

Net sales	6,046	5,989	1.0%	(2.6)%

Operating income	231	234	(1.3)%	(4.7)%

Ahold USA on a pro forma basis

	Pro forma Q1 2017	Pro forma Q1 2016	% change	% change constant rates
$ million

Net sales	6,358	6,447	(1.4)%

€ million

Net sales	5,969	5,837	2.3%	(1.4)%

Underlying EBITDA	423	421	0.5%	(3.2)%

Underlying EBITDA margin	7.1%	7.2%

Underlying operating income	249	253	(1.6)%	(5.4)%

Underlying operating margin	4.2%	4.3%

Comparable sales growth	(1.0)%	0.3%

Comparable sales growth excluding gasoline	(1.8)%	1.3%

In the first quarter of 2017, pro forma net sales at Ahold USA decreased by 1.4% at constant exchange rates to €5,969 million. Comparable sales growth excluding gasoline was down by 1.8% and was impacted by ongoing deflationary pressures while the New York Metro market was still impacted by last year’s competitive closures. Fewer winter storms and the timing of holidays also adversely impacted sales growth. Price deflation was 1.3%, broadly in line with the previous quarter.

Ahold USA launched various commercial innovations to offset market contractions. These included expanded personalized marketing and different promotional tactics, resulting in a resilient market share performance.

Ahold USA’s pro forma underlying operating margin was 4.2%, down 0.1 percentage points from the exceptionally high margin in the same quarter last year. The decrease was a result of lower sales leverage which was largely offset by synergies.

Delhaize America

€ million	Q1 2017	Q1 2016[1]	% change	% change constant rates

Net sales	3,943	—	nm	nm

Operating income	143	—	nm	nm

1.	Results from Delhaize America are included as of July 24, 2016.

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Management report	Interim report, First quarter 2017

Delhaize America on a pro forma basis

	Pro forma Q1 2017	Pro forma Q1 2016	% change	% change constant rates

$ million

Net sales	4,201	4,198	0.1%

€ million

Net sales	3,943	3,801	3.7%	0.1%

Underlying EBITDA	281	252	11.5%	7.5%

Underlying EBITDA margin	7.1%	6.6%

Underlying operating income	153	130	17.7%	13.3%

Underlying operating margin	3.9%	3.4%

Comparable sales growth	0.0%	2.0%

In the first quarter of 2017, pro forma net sales at Delhaize America increased by 0.1% to €3,943 million at constant exchange rates. Comparable sales were flat. Food Lion and Hannaford continued to report positive volume growth despite last year’s strong weather-related volumes and the timing of holidays. Price deflation was 1.7%, in line with the previous quarter.

Delhaize America’s pro forma underlying operating margin was 3.9%, up 0.5 percentage points from the same quarter last year. In Q1 2017 an accounting policy alignment was implemented, which is negligible for the full year, but impacts the comparability to the 2016 quarterly underlying operating margins. Excluding this alignment, underlying operating margin was up 0.1 percentage points as a result of synergy savings, partly offset by increased labor costs.

The Netherlands

€ million	Q1 2017	Q1 2016	% change

Net sales	3,320	3,196	3.9%

Operating income	168	145	15.9%

The Netherlands on a pro forma basis

€ million	Pro forma Q1 2017	Pro forma Q1 2016	% change

Net sales	3,298	3,173	3.9%

Underlying EBITDA	236	219	7.8%

Underlying EBITDA margin	7.2%	6.9%

Underlying operating income	165	150	10.0%

Underlying operating margin	5.0%	4.7%

Comparable sales growth	3.3%	3.0%

For the first quarter of 2017, pro forma net sales were €3,298 million, an increase of 3.9% compared with last year. Comparable sales grew by 3.3%, despite the impact of the timing of Easter, driven by sales growth at our supermarkets and continued strong growth at bol.com and ah.nl.

Sales growth in Q1 was driven by ongoing improvements in product quality, price positioning, and store experience, as well as the savings campaign for a range of high quality pans. During the campaign, Albert Heijn sold more than 3 million pans and outperformed last year’s successful cutlery collection campaign.

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Management report	Interim report, First quarter 2017

Albert Heijn’s “AH to go” had a particularly strong quarter as a result of new product launches and a successful latest format that has been rolled out to more stores.

Pro forma underlying operating margin was 5.0%, up 0.3 percentage points compared to last year. The increase was mainly driven by synergy savings in addition to “save for our customers” savings, which were in part offset by higher pension costs. The margin excluding bol.com was 5.6%, up 0.5 percentage points compared to last year.

Belgium

€ million	Q1 2017	Q1 2016[1]	% change

Net sales	1,186	—	nm

Operating income	26	—	nm

1.	Results from Belgium are included as of July 24, 2016.

Belgium on a pro forma basis

€ million	Pro forma Q1 2017	Pro forma Q1 2016	% change

Net sales	1,181	1,194	(1.1)%

Underlying EBITDA	65	66	(1.5)%

Underlying EBITDA margin	5.5%	5.5%

Underlying operating income	28	30	(6.7)%

Underlying operating margin	2.4%	2.5%

Comparable sales growth	(0.6)%	3.9%

In the first quarter of 2017, pro forma net sales were €1,181 million, down 1.1% versus last year, with comparable sales growth down 0.6%. This decrease was mainly a result of lower average basket size in the company owned supermarkets. The affiliated stores continued to perform well. In 2017, more than 100 stores are to be remodelled to modernize the customer experience, both for company owned and affiliate stores.

Pro forma underlying operating margin was 2.4%, slightly below last year. The Q1 margin excluding the benefits of synergies was below last year and driven by sales deleverage.

Central and Southeastern Europe (CSE)

€ million	Q1 2017	Q1 2016[1]	% change	% change constant rates

Net sales	1,375	425	223.5%	223.2%

Operating income	41	1	nm	nm

1.	Represents the pre-merger results of Czech Republic. Results from former Delhaize entities in Central and Southeastern Europe (Greece, Romania and Serbia) are included as of July 24, 2016.

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Management Report	Interim report, First quarter 2017

Central and Southeastern Europe (CSE) on a pro forma basis

€ million	Pro forma Q1 2017	Pro forma Q1 2016	% change	% change constant rates

Net sales	1,375	1,319	4.2%	4.4%

Underlying EBITDA	79	77	2.6%	2.0%

Underlying EBITDA margin	5.7%	5.8%

Underlying operating income	41	41	—	0.2%

Underlying operating margin	3.0%	3.1%

Comparable sales growth	1.7%	7.1%

Comparable sales growth excluding gasoline	1.5%	7.4%

Pro forma net sales increased by 4.4% to €1,375 million at constant exchange rates. Net sales growth in the first quarter resulted from comparable sales growth of 1.7% and the addition of 109 more stores compared to a year ago. Comparable sales growth was driven by Romania and Serbia. In Greece, sales performance reflected a contracting market, and an exceptionally strong quarter last year due to competitive disruptions.

CSE’s pro forma underlying operating margin was lower by 0.1 percentage points to 3.0%. Labor cost increases, especially in Czech Republic and Romania, were offset by cost savings from our “save for our customers” program.

Global Support Office

€ million	Pro forma Q1 2017	Pro forma Q1 2016	% change	% change constant rates

Underlying operating income	(32)	(45)	28.9%	30.4%

Underlying operating income excluding insurance activities	(37)	(40)	7.5%	7.9%

Pro forma underlying Global Support Office costs were €32 million, €13 million lower than the prior year. Excluding insurance activities, underlying costs were €37 million compared with €40 million in Q1 2016. An increase in discount rates was the main driver of improved results on insurance activities.

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Management Report	Interim report, First quarter 2017

Financial review IFRS

First quarter 2017 (compared to first quarter 2016)

Operating income increased by €233 million to €569 million, which is primarily due to the contributions of the former Delhaize operating companies (Delhaize America €143 million, Belgium €26 million, CSE excluding the Czech Republic €37 million), higher gains on sale of assets of €18 million and lower impairment charges of €10 million, reduced by higher restructuring and related charges of €17 million. Operating income is adjusted for impairments of €8 million (Q1 2016: €18 million); restructuring and related charges of €48 million (Q1 2016: €31 million); and the gain on sale of assets of €19 million (Q1 2016: €1 million) to arrive at underlying operating income of €606 million (up €222 million over Q1 2016). Impairments are primarily related to operating and closing stores at Ahold USA. The restructuring and related charges of €48 million include €42 million of integration costs related to the merger between Ahold and Delhaize, €2 million related to divestments of remedy stores, and €10 million restructuring expenses at Ahold USA, partly offset by other one-off items in the U.S.

Income from continuing operations was €356 million; €150 million higher than last year. This follows from the increase in operating income of €233 million, offset by an increase in income taxes of €61 million and an increase in financial expenses of €22 million. The increase in income taxes is mainly the result of of higher taxable income for Q1 2017.

Free cash flow of €197 million decreased by €38 million compared to Q1 2016. This decrease is mainly driven by higher purchases of non-current assets of €245 million, higher interest paid of €20 million and higher income taxes paid of €9 million, partly offset by higher cash generated from operations of €186 million and higher proceeds from divestments of assets of €43 million. The higher purchases of non-current assets is primarily due to the former Delhaize operating companies.

Net debt decreased in Q1 2017 by €241 million to €3,003 million, which is mainly a result of our free cash flow of €197 million and cash on the net settlement of the underlying swaps related to the GBP 250 million notes of €274 million, partly offset by the share buyback of €279 million.

Financial review pro forma

First quarter 2017 (compared to first quarter 2016)

Pro forma underlying operating income was €604 million, €45 million higher than last year. Pro forma underlying operating margin was 3.8%, up 0.2% percentage points from last year.

Pro forma operating income increased by €59 million to €553 million. Recorded in operating income are impairments of €8 million, restructuring and related charges of €46 million and the gain on sale of assets of €3 million, which total €51 million and are adjusted to arrive at the pro forma underlying operating income. Impairments are primarily related to operating and closing stores at Ahold USA. The restructuring and related charges of €46 million include €42 million of integration costs for the merger between Ahold and Delhaize and €10 million restructuring expenses at Ahold USA, partly offset by one-off items in the U.S.

Pro forma income from continuing operations was €347 million, €39 million higher than last year, as a result of the increase in pro forma operating income of €59 million and the decrease in financial expenses of €7 million, partly offset by the increase in income taxes of €26 million. The increase in income taxes is mainly the result of of higher taxable income for Q1 2017.

Outlook

In the United States, we expect sales performance to improve in the second quarter and to operate in a slightly inflationary environment in the second half of the year.

We re-iterate our target for 2017 of realizing €220 million net synergies, including €22 million realized in 2016 and expect that the full year 2017 underlying operating margin for the Group will increase compared to 2016.

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Management Report	Interim report, First quarter 2017

We expect free cash flow for the year 2017 to be €1.6 billion, after €1.8 billion of capital expenditure.

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Summary financial statements	Interim report, First quarter 2017

Consolidated income statement

€ million, except per share data	Note	Q1 2017	Q1 2016[1]

Net sales	4	15,870	9,610

Cost of sales	5	(11,609)	(6,941)

Gross profit		4,261	2,669

Selling expenses		(3,128)	(1,975)

General and administrative expenses		(564)	(358)

Total operating expenses	5	(3,692)	(2,333)

Operating income	4	569	336

Interest income		8	1

Interest expense		(80)	(58)

Net interest expense on defined benefit pension plans		(6)	(4)

Other financial expenses	10	(11)	(6)

Net financial expenses		(89)	(67)

Income before income taxes		480	269

Income taxes	6	(130)	(69)

Share in income of joint ventures		6	6

Income from continuing operations		356	206

Income from discontinued operations		—	—

Net income attributable to common shareholders		356	206

Net income per share attributable to common shareholders

Basic		0.28	0.25

Diluted		0.28	0.25

Income from continuing operations per share attributable to common shareholders

Basic		0.28	0.25

Diluted		0.28	0.25

Weighted average number of common shares outstanding (in millions)

Basic		1,268	821

Diluted		1,302	856

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9387	0.9052

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Summary financial statements	Interim report, First quarter 2017

Consolidated statement of comprehensive income

€ million	Note	Q1 2017	Q1 2016[1]

Net income		356	206

Remeasurements of defined benefit pension plans

Remeasurements before taxes - income (loss)		9	(165)

Income taxes		(5)	56

Other comprehensive income (loss) that will not be reclassified to profit or loss		4	(109)

Currency translation differences in foreign interests:

Continuing operations		(135)	(180)

Cash flow hedges:

Fair value result for the period		—	(21)

Transfers to net income	10	—	(7)

Income taxes		—	7

Non-realized gains (losses) on financial investments available for sale

Fair value result for the period		1	—

Other comprehensive loss reclassifiable to profit or loss		(134)	(201)

Total other comprehensive loss		(130)	(310)

Total comprehensive income (loss) attributable to common shareholders		226	(104)

Attributable to:

Continuing operations		226	(104)

Discontinued operations		—	—

Total comprehensive income (loss) attributable to common shareholders		226	(104)

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Summary financial statements	Interim report, First quarter 2017

Consolidated balance sheet

€ million	Note	April 2, 2017	January 1, 2017

Assets

Property, plant and equipment		11,563	11,770

Investment property		710	727

Intangible assets		12,421	12,547

Investments in joint ventures and associates		279	274

Other non-current financial assets		229	216

Deferred tax assets		685	700

Other non-current assets		74	64

Total non-current assets		25,961	26,298

Assets held for sale	7	39	50

Inventories		3,259	3,288

Receivables		1,542	1,588

Other current financial assets		280	677

Income taxes receivable		11	36

Prepaid expenses and other current assets		436	306

Cash and cash equivalents	9	3,863	4,032

Total current assets		9,430	9,977

Total assets		35,391	36,275

Equity and liabilities

Group equity		16,249	16,276

Loans		3,256	3,311

Other non-current financial liabilities		2,462	2,527

Pensions and other post-employment benefits		658	659

Deferred tax liabilities		1,584	1,596

Provisions		906	931

Other non-current liabilities		571	578

Total non-current liabilities		9,437	9,602

Liabilities related to assets held for sale	7	2	9

Accounts payable		4,996	5,389

Other current financial liabilities		1,802	2,178

Income taxes payable		160	87

Provisions		380	383

Other current liabilities		2,365	2,351

Total current liabilities		9,705	10,397

Total equity and liabilities		35,391	36,275

Period-end U.S. dollar exchange rate (euro per U.S. dollar)		0.9387	0.9506

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Summary financial statements	Interim report, First quarter 2017

Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders

Balance as of January 3, 2016		8	6,059	346	(123)	(668)	5,622

Net income attributable to common shareholders		—	—	—	—	206	206

Other comprehensive loss		—	—	(180)	(21)	(109)	(310)
Total comprehensive income (loss) attributable to common shareholders		—	—	(180)	(21)	97	(104)

Share-based payments		—	—	—	—	17	17

Balance as of April 3, 2016[1]		8	6,059	166	(144)	(554)	5,535

Balance as of January 1, 2017		13	15,802	754	(2)	(291)	16,276

Net income attributable to common shareholders		—	—	—	—	356	356

Other comprehensive income (loss)		—	—	(135)	—	5	(130)
Total comprehensive income (loss) attributable to common shareholders		—	—	(135)	—	361	226

Share buyback	8	—	—	—	—	(279)	(279)

Share-based payments		—	—	—	—	26	26

Balance as of April 2, 2017		13	15,802	619	(2)	(183)	16,249

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Summary financial statements	Interim report, First quarter 2017

Consolidated statement of cash flow

€ million	Note	Q1 2017	Q1 2016[1]

Income from continuing operations		356	206

Adjustments for:

Net financial expenses		89	67

Income taxes		130	69

Share in income of joint ventures		(6)	(6)

Depreciation, amortization and impairments	5	463	273

Gains on the sale of assets / disposal groups held for sale	5	(19)	(1)

Share-based compensation expenses		19	11

Other changes to operating income		(2)	—

Operating cash flows before changes in operating assets and liabilities		1,030	619

Changes in working capital:

Changes in inventories		2	(28)

Changes in receivables and other current assets		(81)	59

Changes in payables and other current liabilities		(267)	(172)

Changes in other non-current assets, other non-current liabilities and provisions		(29)	(9)

Cash generated from operations		655	469

Income taxes paid - net		(28)	(19)

Operating cash flows from continuing operations		627	450

Operating cash flows from discontinued operations		(2)	(1)

Net cash from operating activities		625	449

Purchase of non-current assets		(431)	(186)

Divestments of assets / disposal groups held for sale		50	7

Acquisition of businesses, net of cash acquired	3	(4)	(2)

Divestment of businesses, net of cash divested	7	(1)	(1)

Changes in short-term deposits and similar instruments		100	74

Dividends received from joint ventures		2	2

Interest received		9	2

Investing cash flows from continuing operations		(275)	(104)

Net cash from investing activities		(275)	(104)

Interest paid		(60)	(40)

Repayments of loans	10	(301)	(14)

Changes in short-term loans		(87)	3

Repayments of finance lease liabilities		(49)	(26)

Share buyback	8	(279)	—

Other cash flows from derivatives	10	274	(13)

Other		4	3

Financing cash flows from continuing operations		(498)	(87)

Net cash from financing activities		(498)	(87)

Net cash from operating, investing and financing activities		(148)	258

Cash and cash equivalents at the beginning of the period (excluding restricted cash)		3,990	1,819

Effect of exchange rate differences on cash and cash equivalents		(25)	(60)

Cash and cash equivalents at the end of the period (excluding restricted cash)	9	3,817	2,017

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9387	0.9052

1. Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Summary financial statements	Interim report, First quarter 2017

Notes to the consolidated summary financial statements

1. The Company and its operations

The principal activity of Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize” or the “Company” or “Group” or “Ahold Delhaize Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores primarily in the United States and Europe.

As of July 24, 2016, Ahold Delhaize is the new name of Koninklijke Ahold N.V. following the completion of the merger between Koninklijke Ahold N.V. (“Ahold”) and Delhaize Group NV/SA (“Delhaize”).

As a result of the legal structure of the merger, Delhaize merged into Ahold. Since Ahold is the surviving entity, the historical IFRS information prior to the merger is that of Ahold.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold Delhaize’s 2016 consolidated financial statements, except as otherwise indicated below.

Taxes on income in the interim periods are accrued for using the tax rate that is expected to be applicable to the total annual profit or loss.

Ahold and Delhaize completed their merger on July 23, 2016. In 2017, the reporting calendars have been aligned and Ahold Delhaize now uses a 4/4/5-week calendar, with four equal quarters of 13 weeks, for a total of 52 weeks. The 2016 comparative numbers in this report have been restated to reflect the effects of the calendar change, with Q1 now consisting of 13 weeks instead of the previously reported 16 weeks.

In the determination of the restated balances, judgment has been applied. Daily transactions have been restated based on their transaction dates and the new quarter-end dates. Proportionate allocation has been used for items that are recognized on a periodic basis, such as depreciation, rent and interest. Transactions that occur on a specific date, including sale and acquisition transactions, have been matched to the revised period. Entries that are recorded on a quarterly basis, such as impairments and releases of provision balances, have been recognized in the corresponding converted quarters.

This calendar change only impacts the allocation of results between quarters and does not have an effect on the full 2016 results.

Segmentation

Ahold Delhaize’s operating segments are its retail operating companies that engage in business activities from which they earn revenues and incur expenses and whose operating results are regularly reviewed by the Management Board to make decisions about resources to be allocated to the segments and to assess their performance. In establishing the reportable segments, certain operating segments with similar economic characteristics have been aggregated. As Ahold Delhaize’s operating segments offer similar products using complementary business models, and there is no discernible difference in customer bases, Ahold Delhaize’s policy on aggregating its operating segments into reportable segments is based on geography and on the management reporting structure.

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Summary financial statements	Interim report, First quarter 2017

Changes in presentation

Presentation of amortization of favorable lease-related intangible assets

As part of the purchase price allocation (PPA) of an acquisition, favorable lease-related intangible assets and unfavorable lease-related liabilities were identified. In the historical results of both Ahold and Delhaize, the unwinding of these liabilities were reported as part of rent expense, while the amortization of the intangible asset were reported as amortization expense. This resulted in a mismatch of the net PPA effect of similar items on the basis that they relate to either an asset or a liability.

Ahold Delhaize’s historical information has therefore been restated so that the amortization of the favorable lease-related asset is no longer reported as depreciation and amortization expense but is instead reported as rent expense.

The adjustments to Ahold Delhaize’s 2016 comparative amounts for these changes in presentation are as follows:

€ million	Q1 2016 as reported	Calendar change impact	Changes in presentation	Q1 2016 as restated
Consolidated statement of cash flows

Depreciation, amortization and impairments	337	(60)	(4)	273
Operating cash flows before changes in operating assets and liabilities	745	(122)	(4)	619
Changes in other non-current assets, other non-current liabilities and provisions	(5)	(8)	4	(9)

€ million	Q1 2016 as reported	Calendar change impact	Changes in presentation	Q1 2016 as restated
Note 5. Expenses by nature

Depreciation and amortization	319	(60)	(4)	255

Rent expenses and income - net	199	(38)	4	165

New and revised IFRSs effective in 2017:

Amendments to IAS 12, “Income taxes”

The amendments address the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value, as well as how deductible temporary differences should be measured in situations when tax law limits the offsetting of certain types of losses against specific sources of taxable profits. The amendments to IAS 12 apply prospectively for annual periods beginning on or after January 1, 2017, however are not yet adopted by the EU. The Company does not anticipate that the application of these amendments will have a significant effect on the results of the consolidated financial statements.

Amendments to IAS 7, “Disclosure Initiative”

Amendments to IAS 7, “Disclosure Initiative,” were made to require additional cash flow disclosures surrounding changes in liabilities arising from financing activities, including changes arising from both cash flows and non-cash changes. The amendments to IAS 7 apply prospectively for annual periods beginning on or after January 1, 2017, however are not yet adopted by the EU. The Company does not anticipate that the application of these amendments will have a significant effect on the results of future consolidated financial statements, but they may alter the manner in which certain financial information is presented.

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Summary financial statements	Interim report, First quarter 2017

Annual improvements to IFRSs 2014-2016

Annual improvements to IFRSs 2014-2016 Cycle made a number of amendments to various IFRSs, which do not have a significant effect on the consolidated financial statements.

3. Business combinations and goodwill

Merger Ahold Delhaize

On July 23, 2016, Ahold and Delhaize announced the completion of their merger, which became effective on July 24, 2016. The merger has been accounted for as a business combination using the acquisition method of accounting under IFRS 3, with Ahold being identified as acquirer.

If new information is obtained within one year from the date of acquisition about any additional information or facts and circumstances that would lead to adjustments to amounts that existed at the date of acquisition, the accounting for the acquisition will be revised.

In Q1 2017 there have been measurement period adjustments recognized subsequent to the amounts initially recognized and reported in 2016. These measurement period adjustments have been made to reflect facts and circumstances that existed as of the 2016 merger date and did not result from intervening events subsequent to such date. As a result, other current assets have increased by €4 million and consequently goodwill on the merger has been reduced by €4 million to an amount of €5,922 million.

Other acquisitions

Ahold Delhaize completed minor store acquisitions for a total purchase consideration of €4 million, mainly in Belgium.

Net assets acquired

The allocation of the fair value of the net assets acquired, the goodwill arising from the acquisitions during 2017 and measurement period adjustments of previous business combinations is as follows:

€ million	Delhaize	Other	Total
Goodwill	(4)	4	—

Assets held for sale	—	1	1

Receivables and other current assets	4	2	6

Other current liabilities	—	(3)	(3)

Acquisition of business, net of cash	—	4	4

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Summary financial statements	Interim report, First quarter 2017

A reconciliation of Ahold Delhaize’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill

As of January 1, 2017

At cost	7,405

Accumulated impairment losses	(10)

Opening carrying amount	7,395

Acquisitions through business combinations	—

Exchange rate differences	(62)

Closing carrying amount	7,333

As of April 2, 2017

At cost	7,343

Accumulated impairment losses	(10)

Closing carrying amount	7,333

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Summary financial statements	Interim report, First quarter 2017

4. Segment reporting

Ahold Delhaize’s retail operations are presented in five reportable segments. In addition, Other retail, consisting of Ahold Delhaize’s unconsolidated joint ventures JMR - Gestão de Empresas de Retalho, SGPS, S.A. (“JMR”) and P.T. Lion Super Indo, LLC (“Super Indo”), and Ahold Delhaize’s Global Support Office, are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 2.

All reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment

Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod

Delhaize America	Food Lion and Hannaford

The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com (including the Netherlands and Belgium)

Belgium	Delhaize (including Belgium and Luxembourg)

Central and Southeastern Europe	Albert (Czech Republic), Alfa Beta (Greece), Mega Image (Romania), Delhaize Serbia (Republic of Serbia)

Other	Included in Other

Other retail	Unconsolidated joint ventures JMR (49%) and Super Indo (51%)

Global Support Office	Global Support Office staff (the Netherlands, Belgium, Switzerland and the United States)

Net sales

Net sales per segment are as follows:

	Q1 2017	Q1 2016[1]

$ million

Ahold USA	6,440	6,615

Delhaize America	4,201	—

Average U.S. dollar exchange rate (euro per U.S. dollar)	0.9387	0.9052

€ million

Ahold USA	6,046	5,989

Delhaize America	3,943	—

The Netherlands	3,320	3,196

Belgium	1,186	—

Central and Southeastern Europe	1,375	425

Ahold Delhaize Group	15,870	9,610

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Summary financial statements	Interim report, First quarter 2017

Operating income

Operating income (loss) per segment is as follows:

	Q1 2017	Q1 2016[1]

$ million

Ahold USA	246	258

Delhaize America	152	—

€ million

Ahold USA	231	234

Delhaize America	143	—

The Netherlands	168	145

Belgium	26	—

Central and Southeastern Europe	41	1

Global Support Office	(40)	(44)

Ahold Delhaize Group	569	336

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

5. Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q1 2017	Q1 2016[1]

Cost of product	11,132	6,654

Labor costs	2,312	1,417

Other operational expenses	1,170	766

Depreciation and amortization	455	255

Rent expenses and income - net	243	165

Impairment losses and reversals - net	8	18

(Gains) losses on the sale of assets - net	(19)	(1)

Total expenses by nature	15,301	9,274

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

6. Income taxes

The increase in income taxes is mainly the result of higher taxable income for Q1 2017. The increase in the effective tax rate for Q1 2017 is mainly caused by the change in the geographical mix of earnings.

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Summary financial statements	Interim report, First quarter 2017

7. Assets and liabilities held for sale

Assets held for sale per segment are as follows:

€ million	April 2, 2017	January 1, 2017

Ahold USA	7	27

Delhaize America	—	2

The Netherlands	30	19

Belgium	—	—

Central and Southeastern Europe	2	2

Ahold Delhaize Group	39	50

Assets held for sale and related liabilities at April 2, 2017 consist primarily of non current assets and associated liabilities of retail locations, including remedy stores to be divested. As part of the approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission, Ahold and Delhaize subsidiaries entered into agreements to sell 86 stores in the United States. The approval of the Belgian Competition Authority was conditional upon the divestment of 13 stores (eight Albert Heijn stores and five Delhaize franchisee stores) and a limited number of projects in Belgium. During 2016, of the 86 stores in the United States, Ahold USA divested eight out of 15 stores and Delhaize America divested all of the 71 stores. In the first quarter of 2017, Ahold USA divested four of the remaining remedy stores and recognized a €17 million gain. In the first quarter 2017, Ahold Delhaize announced that its Belgian subsidiaries have reached agreements to divest nine stores (with one store divestment being completed in the quarter) and two projects in Belgium.

The remedy stores do not represent discontinued operations.

8. Equity attributable to common shareholders

Dividend on common shares

On April 12, 2017, the General Meeting of Shareholders approved the dividend over 2016 of €0.57 per common share. This dividend was paid on April 26, 2017.

Share buyback

On January 9, 2017, the Company commenced the €1 billion share buyback program that was announced on December 7, 2016. During Q1 2017, 13,879,543 of the Company’s own shares were repurchased at an average price of €20.07 per share for a total amount of €279 million. The program is expected to be completed before the end of 2017.

The number of outstanding common shares as of April 2, 2017, was 1,264,495,489 (January 1, 2017: 1,272,276,402).

9. Cash

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	April 2, 2017	January 1, 2017

Cash and cash equivalents as presented in the statement of cash flows	3,817	3,990

Restricted cash	46	42

Cash and cash equivalents as presented on the balance sheet[1]	3,863	4,032

1.	Cash and cash equivalents include an amount held under notional cash pooling arrangement of €1,107 million (January 1, 2017: €1,184 million). This cash amount is fully offset by an identical amount included under Other current financial liabilities.

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Summary financial statements	Interim report, First quarter 2017

10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold Delhaize’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	April 2, 2017		January 1, 2017
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Loans receivable	66	76	66	75

Trade and other (non-)current receivables	1,566	1,566	1,600	1,600

Reinsurance assets	223	223	220	220

Total loans and receivables	1,855	1,865	1,886	1,895

Cash and cash equivalents	3,863	3,863	4,032	4,032

Short-term deposits and similar instruments	10	10	110	110

Derivatives	1	1	299	299

Available-for-sale	185	185	186	186

Total financial assets	5,914	5,924	6,513	6,522

Notes	(3,091)	(3,167)	(3,434)	(3,442)

Other loans	(4)	(4)	(5)	(5)

Financing obligations	(376)	(352)	(385)	(366)

Mortgages payable	(26)	(28)	(26)	(29)

Finance lease liabilities	(1,889)	(2,294)	(1,960)	(2,396)

Cumulative preferred financing shares	(497)	(542)	(497)	(549)

Dividend cumulative preferred financing shares	(24)	(24)	(20)	(20)

Accounts payable	(4,996)	(4,996)	(5,389)	(5,389)

Short-term borrowings	(1,168)	(1,168)	(1,253)	(1,253)

Interest payable	(66)	(66)	(59)	(59)

Reinsurance liabilities	(237)	(237)	(234)	(234)

Other	(86)	(92)	(89)	(97)

Total non-derivative financial liabilities	(12,460)	(12,970)	(13,351)	(13,839)

Derivatives	(66)	(66)	(63)	(63)

Total financial liabilities	(12,526)	(13,036)	(13,414)	(13,902)

Repayment of GBP 500 notes and settlement of related swaps

During Q1 2017, Ahold Delhaize repaid the remaining notional redemption amount of GBP 250 million relating to the GBP 500 million notes which were due in March 2017. The related swaps were settled on the same date. Since Ahold Delhaize was required under these swap contracts to redeem the notional amount through semi-annual installments that commenced in September 2004, the net cash impact of the debt repayment and the swap settlement at maturity was limited to only the last semi-annual installment amounting to $14 million.

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Summary financial statements	Interim report, First quarter 2017

With the repayment of its GBP 500 million notes, Ahold Delhaize no longer had any notes outstanding under its Euro Medium Term Note Program and decided not to extend the program. Accordingly, the related Base Prospectus of April 21, 2016, which was valid for a period of 12 months, has not been renewed as of April 21, 2017. Ahold Delhaize will continuously assess its options to raise funding.

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold Delhaize’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

To the extent that no cash collateral is contractually required, the valuation of Ahold Delhaize’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (CVA), and adjusted for Ahold Delhaize’s own credit risk, called Debit Valuation Adjustment (DVA). The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

No CVA / DVA adjustments are made to the valuation of certain derivative instruments, for which both Ahold Delhaize and its counterparties are required to post or redeem cash collaterals if the value of a derivative exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and Ahold Delhaize’s own non-performance risk on the value of the instrument. The portion of outstanding derivatives that was collateralized is specified as follows:

€ million	April 2, 2017	January 1, 2017

Cross-currency interest rate swaps	66	63

Total net derivative liabilities subject to collateralization	66	63

Collateralized amount	19	17

The carrying amount of trade and other (non-)current receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings for which an active market exists are based on quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates.

The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold Delhaize’s Annual Report 2016. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

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Summary financial statements	Interim report, First quarter 2017

11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of January 1, 2017, is included in Note 34 of Ahold Delhaize’s 2016 consolidated financial statements, which were published as part of Ahold Delhaize’s Annual Report 2016 on March 1, 2017.

12. Subsequent events

There have been no significant subsequent events.

Page 24/31

Other information	Interim report, First quarter 2017

Other financial and operating information

Free cash flow1

€ million	Q1 2017	Q1 2016[2]

Operating cash flows from continuing operations before changes in working capital and income taxes paid	1,001	610

Changes in working capital	(346)	(141)

Income taxes paid - net	(28)	(19)

Purchase of non-current assets	(431)	(186)

Divestments of assets / disposal groups held for sale	50	7

Dividends received from joint ventures	2	2

Interest received	9	2

Interest paid	(60)	(40)

Free cash flow	197	235

1	Free cash flow is a non-GAAP measure. For a description of this non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.
2	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

Net debt1

€ million	April 2, 2017	January 1, 2017

Loans	3,256	3,312

Finance lease liabilities	1,695	1,761

Cumulative preferred financing shares	497	497

Non-current portion of long-term debt	5,448	5,570

Short-term borrowings and current portion of long-term debt	1,602	1,991

Gross debt	7,050	7,561

Less: Cash, cash equivalents, short-term deposits and similar instruments, and short-term available for sale instruments[2,3,4,5]	4,047	4,317

Net debt	3,003	3,244

1	Net debt is a non-GAAP measure. For a description of this non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at April 2, 2017, was €10 million (January 1, 2017: €110 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Included in available-for-sale instruments is a US treasury investment fund in the amount of €174 million (January 1, 2017: €175 million).
4	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €211 million and €217 million as of April 2, 2017 and January 1, 2017, respectively.
5	Cash and cash equivalents include an amount held under a notional cash pooling arrangement of €1,107 million (January 1, 2017: €1,184 million). This cash amount is fully offset by an identical amount included under Short-term borrowings and current portion of long-term debt.

Page 25/31

Other information	Interim report, First quarter 2017

Underlying operating income and underlying EBITDA1

Underlying operating income per segment and underlying EBITDA per segment are as follows:

Q1 2017

€ million	IFRS
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	231	143	168	26	41	(40)	569

Impairments	9	—	(1)	—	—	—	8

(Gains) losses on the sale of assets	(17)	—	(3)	1	—	—	(19)

Restructuring and related charges and other	25	10	3	2	—	8	48

Adjustments to operating income	17	10	(1)	3	—	8	37

Underlying operating income (loss)	248	153	167	29	41	(32)	606

Depreciation and amortization	175	128	71	37	38	6	455

Underlying EBITDA	423	281	238	66	79	(26)	1,061

1.	Underlying operating income and underlying EBITDA are non-GAAP measures. For a description of these non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

Underlying operating income in local currency for Q1 2017 was $265 million for Ahold USA and $163 million for Delhaize America.

Q1 20161

€ million	IFRS
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	234	—	145	—	1	(44)	336

Impairments	9	—	7	—	2	—	18

(Gains) losses on the sale of assets	—	—	(1)	—	—	—	(1)

Restructuring and related charges and other	15	—	1	—	—	15	31

Adjustments to operating income	24	—	7	—	2	15	48

Underlying operating income (loss)	258	—	152	—	3	(29)	384

Depreciation and amortization	172	—	69	—	13	1	255

Underlying EBITDA	430	—	221	—	16	(28)	639

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

Underlying operating income in local currency for Q1 2016 was $286 million for Ahold USA.

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Other information	Interim report, First quarter 2017

Store portfolio (including franchise stores)

	End of 2016	Opened / acquired	Closed / other sold	End of Q1 2017[1]

Ahold USA	776	1	(6)	771

Delhaize America	1,214	—	(1)	1,213

The Netherlands	2,163	5	(4)	2,164

Belgium	765	8	(2)	771

Central and Southeastern Europe	1,638	12	—	1,650

Total	6,556	26	(13)	6,569

1.	The number of stores at the end of Q1 2017 includes 1,153 specialty stores (Etos and Gall & Gall) (end of 2016: 1,152).

Pro forma financial information

Pro forma net sales per channel

€ million	Pro forma Q1 2017	Pro forma Q1 2016	% change	% change constant rates

Online sales[1]	551	465	18.5%	17.0%

Store sales[2]	15,215	14,859	2.4%	0.1%

Total net sales	15,766	15,324	2.9%	0.6%

1.	Pro forma net consumer online sales increased 23.1% in the first quarter to €640 million, or 21.7% at constant exchange rates. Net consumer online sales is a non-GAAP measures. For a description of this non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.
2.	Store sales also include sales under franchise agreements and other sales to third parties.

Pro forma underlying operating income and pro forma underlying EBITDA1

Underlying operating income per segment and underlying EBITDA per segment are as follows:

Q1 2017

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	215	143	167	26	41	(39)	553

Impairments	9	—	(1)	—	—	—	8

(Gains) losses on the sale of assets	—	—	(3)	—	—	—	(3)

Restructuring and related charges and other	25	10	2	2	—	7	46

Adjustments to operating income	34	10	(2)	2	—	7	51

Underlying operating income (loss)	249	153	165	28	41	(32)	604

Depreciation and amortization	174	128	71	37	38	6	454

Underlying EBITDA	423	281	236	65	79	(26)	1,058

1.	Underlying operating income and underlying EBITDA are non-GAAP measures. For a description of these non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

Pro forma underlying operating income in local currency for Q1 2017 was $265 million for Ahold USA and $163 million for Delhaize America.

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Other information	Interim report, First quarter 2017

Q1 2016

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	229	122	143	17	40	(57)	494

Impairments	9	—	8	12	1	—	30

(Gains) losses on the sale of assets	(1)	3	(1)	1	—	—	2

Restructuring and related charges and other	16	5	—	—	—	12	33

Adjustments to operating income	24	8	7	13	1	12	65

Underlying operating income (loss)	253	130	150	30	41	(45)	559

Depreciation and amortization	168	122	69	36	36	5	436

Underlying EBITDA	421	252	219	66	77	(40)	995

Pro forma underlying operating income in local currency for Q1 2016 was $280 million for Ahold USA and $144 million for Delhaize America.

Pro forma underlying income from continuing operations1

€ million	Pro forma
	Q1 2017	Q1 2016

Income from continuing operations	347	308

Adjustments to operating income	51	65

Underlying adjustments to income taxes	(19)	(22)

Underlying income from continuing operations	379	351

Basic earnings per share from continuing operations[2]	0.27	0.24

Underlying earnings per share from continuing operations[2]	0.30	0.28

1.	Pro forma underlying income from continuing operations is a non-GAAP measure. For a description of this non-GAAP measure refer to section Use of non-GAAP financial measures at the end of this report.
2.	The number of shares outstanding (1,272,112,616 shares) as of the merger effective date of July 24, 2016, is used as the basis for the calculation of the pro forma number of shares outstanding for the periods up to the merger date. After the merger date the actual number of share outstanding are used in the calculation to determine the weighted average number of shares outstanding for the quarter and year to date. Pro forma basic and underlying earnings per share from continuing operations are calculated by dividing the pro forma (underlying) income from continuing operations attributable to equity holders by these numbers of shares outstanding. The weighted average number of shares used for calculating the pro forma basic and underlying earnings per share for Q1 2017 is 1,268 million (Q1 2016: 1,272 million).

Pro forma financial information reconciliations

Group pro forma financial information Q1 2017

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Ahold Delhaize pro forma

Net sales	15,870	(104)	15,766

Operating income	569	(16)	553

Impairments	8	—	8

(Gains) losses on the sale of assets	(19)	16	(3)

Restructuring and related charges and other	48	(2)	46

Underlying operating income	606	(2)	604

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Other information	Interim report, First quarter 2017

Pro forma net sales by segment Q1 2017

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Ahold Delhaize pro forma

Ahold USA	6,046	(77)	5,969

Delhaize America	3,943	—	3,943

The Netherlands	3,320	(22)	3,298

Belgium	1,186	(5)	1,181

Central and Southeastern Europe	1,375	—	1,375

Ahold Delhaize Group	15,870	(104)	15,766

Pro forma operating income by segment Q1 2017

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Ahold Delhaize pro forma

Ahold USA	231	(16)	215

Delhaize America	143	—	143

The Netherlands	168	(1)	167

Belgium	26	—	26

Central and Southeastern Europe	41	—	41

Global Support Office	(40)	1	(39)

Ahold Delhaize Group	569	(16)	553

Pro forma underlying income from continuing operations Q1 2017

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Ahold Delhaize pro forma

Income from continuing operations	356	(9)	347

Adjustments to operating income	37	14	51

Underlying adjustments to income taxes	(12)	(7)	(19)

Underlying income from continuing operations	381	(2)	379

Combined free cash flow1

€ million	Q1 2017	Q1 2016

Free cash flow	197	235

Delhaize Group Q1 2016 (pre merger)	—	(261)

Free cash flow Ahold Delhaize combined	197	(26)

1.	This represents the combined free cash flow of Ahold and Delhaize excluding pro forma adjustments. Delhaize pre-merger free cash flow has been aligned with the free cash flow definition of Ahold Delhaize.

Use of non-GAAP financial measures

This summary report includes non-GAAP financial measures. The descriptions of the non-GAAP financial measures, are included on pages 70 and 71 of Ahold Delhaize’s Annual Report 2016. The description of non-GAAP measures that are new or changed in 2017, are included below.

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Other information	Interim report, First quarter 2017

Comparable sales and comparable sales excluding gasoline sales

The definition of comparable sales is unchanged from the description included in the Annual Report 2016. However, Ahold Delhaize now considers store sales to be comparable after a store has been open for a full 56 weeks.

Financial calendar

Ahold Delhaize’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold Delhaize’s 2017 financial year consists of 52 weeks and ends on December 31, 2017. The quarters in 2017 are:

First quarter	January 2 through April 2, 2017
Second quarter	April 3 through July 2, 2017
Third quarter	July 3 through October 1, 2017
Fourth quarter	October 2 through December 31, 2017

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Other information	Interim report, First quarter 2017

Cautionary notice

This press release contains information that qualifies as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as resilient, investing, strategy, improving, on track, continue to focus, aim to further strengthen, ensure, remain customer-focused, expect, target, committed, ongoing, progressing according to plan, enable, to be remodelled or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to risks relating to competition and pressure on profit margins in the food retail industry; the impact of the Company’s outstanding financial debt; future changes in accounting standards; the Company’s ability to generate positive cash flows; general economic conditions; the Company’s international operations; the impact of economic conditions on consumer spending; turbulences in the global credit markets and the economy; the significance of the Company’s U.S. operations and the concentration of its U.S. operations on the east coast of the U.S.; increases in interest rates and the impact of downgrades in the Company’s credit ratings; competitive labor markets, changes in labor conditions and labor disruptions; environmental liabilities associated with the properties that the Company owns or leases; the Company’s inability to locate appropriate real estate or enter into real estate leases on commercially acceptable terms; exchange rate fluctuations; additional expenses or capital expenditures associated with compliance with federal, regional, state and local laws and regulations in the U.S., the Netherlands, Belgium and other countries; product liability claims and adverse publicity; risks related to corporate responsibility and sustainable retailing; the Company’s inability to successfully implement its strategy, manage the growth of its business or realize the anticipated benefits of acquisitions; its inability to successfully complete divestitures and the effect of contingent liabilities arising from completed divestitures; unexpected outcomes with respect to tax audits; disruption of operations and other factors negatively affecting the Company’s suppliers; the unsuccessful operation of the Company’s franchised and affiliated stores; natural disasters and geopolitical events; inherent limitations in the Company’s control systems; the failure or breach of security of IT systems; changes in supplier terms; antitrust and similar legislation; unexpected outcome in the Company’s legal proceedings; adverse results arising from the Company’s claims against its self-insurance programs; increase in costs associated with the Company’s defined benefit pension plans; and other factors discussed in the Company’s public filings and other disclosures.

Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

For more information:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize
YouTube: @AholdDelhaize
LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-Commerce. Its family of 21 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 370,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize is listed on the Euronext Amsterdam and Brussels stock exchanges (ticker: AD) and its American Depositary Receipts are traded on the over-the-counter market in the U.S. and quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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